FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2021

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Nirsevimab MELODY Phase III trial met primary endpoint of reducing RSV lower respiratory tract infections in healthy infants

26 April 2021 07:00 BST

Nirsevimab MELODY Phase III trial met primary endpoint of reducing RSV lower respiratory tract infections in healthy infants

First potential passive immunisation to show protection against RSV in the general infant population

The MELODY Phase III trial for nirsevimab met its primary endpoint of a statistically significant reduction in the incidence of medically attended lower respiratory tract infections (LRTI) caused by respiratory syncytial virus (RSV) compared to placebo in healthy late preterm and term infants (35 weeks or more) during their first RSV season.1

Nirsevimab is a long-acting antibody, using AstraZeneca's proprietary YTE technology, and being developed by AstraZeneca and Sanofi, with the potential to provide immunity directly to infants and offer immediate protection against RSV. It is the first potential immunisation to show protection against RSV in the general infant population in a Phase III trial.

Preliminary analysis of the safety profile for nirsevimab was consistent with previous trial data. No clinically meaningful differences in safety results between the nirsevimab and placebo groups have been seen.1

RSV is a very common, contagious pathogen that causes seasonal epidemics of LRTI, including bronchiolitis and pneumonia.2-4 It is the leading cause of hospitalisations in infants worldwide.4

Dr William Muller, Associate Professor, Pediatrics, Northwestern University Feinberg School of Medicine and Scientific Director, Clinical and Community Trials, Ann & Robert H. Lurie Children's Hospital of Chicago, Illinois, US and primary investigator of the MELODY Phase III trial, said: "Despite respiratory syncytial virus being the leading cause of pneumonia and bronchiolitis in the first year of life, there is no routine preventative option currently approved for all infants. These exciting trial data demonstrate the potential for nirsevimab to change the prevention landscape not only by providing protection to a broad population of infants across the full respiratory syncytial virus season, but also by achieving this with a single dose."

Mene Pangalos, Executive Vice President, BioPharmaceuticals R&D, said: "These ground-breaking results mark a major scientific advancement in our effort to provide protection against respiratory syncytial virus for all infants. Nearly all children will contract the virus before age two, leading to nearly 30 million acute lower respiratory tract infections globally each year. Nirsevimab has the potential to provide a significant public health benefit as the first respiratory syncytial virus immunisation for the general infant population, and these data bring us one step closer to delivering nirsevimab to infants worldwide."

Jean-Franois Toussaint, Global Head of Research and Development, Sanofi Pasteur, said: "Respiratory syncytial virus is the leading cause of hospitalisations in all infants. In fact, most hospitalisations occur in otherwise healthy infants born at term. ItÕs clear all infants need protection from this virus, and we hope nirsevimab becomes an important addition to routine immunisation schedules."

The evaluation of the primary efficacy endpoint in the MELODY trial was conducted earlier than anticipated. Global public health measures to control COVID-19 have reduced the circulation of all respiratory viruses, including RSV. Sufficient cases had been accrued prior to the pandemic to evaluate nirsevimab's ability to prevent RSV LRTI versus placebo. The trial is ongoing to collect additional safety data. Results from the MELODY trial will be presented at a forthcoming medical meeting.

Nirsevimab is also being evaluated in the MEDLEY Phase II/III trial which will assess the safety and tolerability of nirsevimab compared to Synagis (palivizumab) among preterm infants and children with chronic lung disease (CLD) and congenital heart disease (CHD) entering their first and second RSV seasons.5 The MEDLEY trial is also expected to read out earlier with first data anticipated in the second half of 2021. MELODY, MEDLEY and the Phase IIb trial will form the basis of AstraZeneca's regulatory submissions planned for 2022.

Nirsevimab has been granted breakthrough designation by three major regulatory agencies around the world. These include Breakthrough Therapy Designation by The China Center for Drug Evaluation under the National Medical Products Administration; Breakthrough Therapy Designation from the US Food and Drug Administration; and access granted to the European Medicines Agency PRIority MEdicines (PRIME) scheme.

RSV
RSV is a common, contagious virus that infects the respiratory tract causing millions of hospitalisations globally, and is the most common cause of bronchiolitis and pneumonia in children younger than one year in the US.2-4 Globally, in 2015, there were approximately 30 million cases of acute lower respiratory infections leading to more than three million hospitalisations, and it was estimated that there were 60,000 in-hospital deaths of children younger than five years.4,6 Most hospitalisations for RSV occur in otherwise healthy infants born at term.7-11 Medically-attended LRTIs are associated with increased costs to the healthcare system.12

MELODY
MELODY is a randomised, placebo-controlled Phase III trial conducted across at least 21 countries designed to determine the incidence of medically attended LRTI due to RSV confirmed by reverse transcriptase polymerase chain reaction (RT-PCR) testing through 150 days after dosing, versus placebo, in healthy infants entering their first RSV season. Healthy late preterm and term infants born at 35 weeks 0 days or greater gestational age were randomised (2:1) to receive a single 50mg (in infants weighing <5kg) or 100mg (in infants weighing >5kg) intramuscular injection of nirsevimab or placebo. Between July 2019 and February 2021 approximately 1,500 infants were dosed with either nirsevimab or placebo at the RSV season start.1 An additional 1,500 infants will be enrolled in the Northern and Southern Hemispheres to complete the safety evaluation.

Nirsevimab
Nirsevimab is a long-acting antibody being developed as a passive immunisation for the prevention of LRTI caused by RSV. It is being developed for use in a broader infant population than the current standard of care, Synagis, including for use in all infants experiencing their first RSV season and for infants with CHD or CLD entering their first and second RSV season.13-15 Due to its extended half-life technology nirsevimab may only require one dose during a typical five-month RSV season.14 The current anti-RSV antibody, AstraZenecaÕs Synagis, is limited to high-risk infants and provides one-month protection, requiring five injections to cover an RSV season.15

Nirsevimab is a passive immunisation, designed to provide RSV protection to all infants, whereby an antibody is given directly to an infant to help prevent RSV, unlike active immunisation, where a person's immune system is activated to prevent or fight infection through a vaccine.16 Passive immunisation could offer immediate protection unlike active immunisation, which can take weeks to develop protection.16

In March 2017, AstraZeneca and Sanofi announced an agreement to develop and commercialise nirsevimab. Under the terms of the agreement, AstraZeneca leads all development activity through initial approvals and retains manufacturing activities and Sanofi will lead commercialisation activities and record revenues. Under the terms of the global agreement, Sanofi made an upfront payment of €120m, has paid a development milestone of €30m and will pay up to a further €465m upon achievement of certain development and sales-related milestones. The two companies share all costs and profits. Revenue from the agreement is reported as Collaboration Revenue in the Company's financial statements.

Related, in November 2018, AstraZeneca divested US commercial rights for Synagis to Swedish Orphan Biovitrum AB (publ) (Sobi) in addition to the right to participate in payments that may be received by AstraZeneca from the US profits or losses for nirsevimab. Under the agreement, AstraZeneca received upfront consideration of $1.5bn, consisting of $1.0bn in cash and $500m in ordinary shares of Sobi upon completion, and will have received a total of $60m in non-contingent payments for nirsevimab during 2019-2021. AstraZeneca will also receive up to $470m in sales-related payments for Synagis, a $175m milestone following the submission of the Biologics License Application for nirsevimab and potential net payments of approximately $110m on achievement of other nirsevimab profit and development-related milestones.

AstraZeneca in Respiratory & Immunology
Respiratory & Immunology is one of AstraZeneca's three therapy areas and is a key growth driver for the Company.

AstraZeneca is an established leader in respiratory care with a 50-year heritage. The Company aims to transform the treatment of asthma and COPD by focusing on earlier biology-led treatment, eliminating preventable asthma attacks, and removing COPD as a top-three leading cause of death. The Company's early respiratory research is focused on emerging science involving immune mechanisms, lung damage and abnormal cell-repair processes in disease and neuronal dysfunction.

With common pathways and underlying disease drivers across respiratory and immunology, AstraZeneca is following the science from chronic lung diseases to immunology-driven disease areas. The Company's growing presence in immunology is focused on five mid- to late-stage franchises with multi-disease potential, in areas including rheumatology (including systemic lupus erythematosus), dermatology, gastroenterology, and systemic eosinophilic-driven diseases. AstraZeneca's ambition in Respiratory & Immunology is to achieve disease modification and durable remission for millions of patients worldwide.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

References
1. Clinicaltrials.gov. A Study to Evaluate the Safety and Efficacy of MEDI8897 for the Prevention of Medically Attended RSV LRTI in Healthy Late Preterm and Term Infants (MELODY). https://clinicaltrials.gov/ct2/show/NCT03979313. Accessed April 2021.
2. Piedimonte G, Perez MK. Respiratory syncytial virus infection and bronchiolitis. Pediatr Rev. 2014;35:519-53.
3. Oymar K, et al. Acute bronchiolitis in infants, a review. Scand J Trauma Resusc Emerg Med. 2014;22:23.
4. Shi T, et al. Global, regional, and national disease burden estimates of acute lower respiratory infections due to respiratory syncytial virus in young children in 2015: a systematic review and modelling study. Lancet 2017;390:946Ð58.
5. Clinicaltrials.gov. A Study to Evaluate the Safety of MEDI8897 for the Prevention of Medically Attended Respiratory Syncytial Virus (RSV) Lower Respiratory Track Infection (LRTI) in High-risk Children. https://clinicaltrials.gov/ct2/show/NCT03959488. Accessed April 2021.
6. Oxford Vaccines Group. What is RSV? https://vk.ovg.ox.ac.uk/vk/rsv. Accessed April 2021.
7. Hall CB, et al. Respiratory syncytial virus-associated hospitalizations among children less than 24 months of age. Pediatrics. 2013;132:e341-e348.
8. Rha B, et al. Respiratory Syncytial Virus-Associated Hospitalizations Among Young Children: 2015-2016. Pediatrics. 2020;146:e20193611.
9. Arriola CS, et al. Estimated Burden of Community-Onset Respiratory Syncytial Virus-Associated Hospitalizations Among Children Aged <2 Years in the United States, 2014-15. J Pediatric Infect Dis Soc. 2020;9:587-595
10. Krilov LR, et al. Impact of the 2014 American Academy of Pediatrics Immunoprophylaxis Policy on the Rate, Severity, and Cost of Respiratory Syncytial Virus Hospitalizations among Preterm Infants. Am J Perinatol. 2020;37:174-183.
11. Scheltema NM, et al. Global respiratory syncytial virus-associated mortality in young children (RSV GOLD): a retrospective case series. Lancet Glob Health. 2017;5:e984-9.
12. Zhang S, et al. Cost of Respiratory Syncytial Virus-Associated Acute Lower Respiratory Infection Management in Young Children at the Regional and Global Level: A Systematic Review and Meta-Analysis. J Infect Dis. 2020;222(Suppl 7):S680-687.
13. Villafana T, et al. Passive and active immunization against respiratory syncytial virus for the young and old. Expert Rev Vaccines. 2017;16:1-39.
14. Zhu Q, et al. A highly potent extended half-life antibody as a potential RSV vaccine surrogate for all infants. Sci Transl Med. 2017;9:pii: eaaj1928
15. Synagis (palivizumab) injection prescribing information. Available at: https://www.synagis.com/synagis.pdf Accessed April 2021.
16. Centers for Disease Control and Prevention. Vaccines & Immunizations. August 18, 2017. https://www.cdc.gov/vaccines/vac-gen/immunity-types.htm. Accessed April 2021.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 26 April 2021

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary